Exhibit 99.93

Consent of Irvine R. Annesley

The undersigned hereby consents to the use of their report(s), and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference into the Registration Statement on Form 40-F of GoldMining Inc. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

(a)	Management's discussion and analysis for the three and six months ended May 31, 2020.
(b)	Management's discussion and analysis for the three months ended February 29, 2020;
(c)	Management's discussion and analysis for the year ended November 30, 2019;
(d)	Management's discussion and analysis for the three and nine months ended August 31, 2019;
(e)	Management's discussion and analysis for the three and six months ended May 31, 2019;
(f)	Management's discussion and analysis for the three months ended February 28, 2019; and
(g)	Management's discussion and analysis for the year ended November 30, 2018.

/s/ Irvine R. Annesley
Irvine R. Annesley, Ph.D., P. Geo.

Dated: September 25, 2020